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                                                                   EXHIBIT 99D.2

                         S T A T E  O F  M I C H I G A N

                  BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

                                    * * * * *

In the matter of the joint application of    )
MICHIGAN CONSOLIDATED GAS COMPANY            )
and EXELON ENERGY COMPANY for ex parte       )           Case No. U-12825
approval of a special contract for certain   )
transportation and storage rights.           )
                                             )
---------------------------------------------

     At the February 14, 2001 meeting of the Michigan Public Service Commission in Lansing, Michigan.

                PRESENT:   Hon. Laura Chappelle, Chairman
                           Hon. David A. Svanda, Commissioner
                           Hon. Robert B. Nelson, Commissioner

                        ORDER APPROVING SPECIAL CONTRACT

     On February 9, 2001, Michigan Consolidated Gas Company (Mich Con) and Exelon Energy Company (Exelon) filed a joint application for approval of a special contract granting Exelon certain rights and interests in Mich Con's gas transportation and storage system. Appended to the application is a signed copy of the joint applicants' agreement.

     According to the application, Mich Con sought to address concerns raised by the Staff of the Federal Trade Commission (FTC) in their review of the proposed merger of DTE Energy Company (DTE) and MCN Energy Group, Inc., Mich Con's parent company. The FTC Staff believes that the merger has the potential to dilute Mich Con's efforts to promote emerging technologies within the overlapping areas of the electric service territory of The Detroit Edison Company (Detroit

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Edison), a DTE subsidiary, and the gas service territory of Mich Con. The technologies in question use gas as an energy source to displace electrical load served by Detroit Edison. As examples, the application cites various types of on-site customer generation, including fuel cells, microturbines, and traditional cogeneration. In response to the FTC Staff's concerns, Mich Con negotiated the special contract with Exelon, which is a marketer of unregulated energy services in Michigan and other states.

     The contract grants Exelon the right to use certain amounts of transportation and storage capacity on Mich Con's system to facilitate Exelon's market presence as a competitor selling integrated packages of gas services, on-site power generation technologies, and standby or supplemental power. The initial transportation capacity granted to Exelon is 5 billion cubic feet (Bcf), without restriction on the types of customer loads that Exelon may serve with that capacity. The contract also provides for Exelon to acquire up to 15 Bcf of supplemental transportation capacity in 1 Bcf increments, but at least half of the supplemental capacity must be used to provide service to electric displacement loads in the overlapping service territories of Detroit Edison and Mich Con. Storage rights granted by the contract amount to 10% of the annual transportation capacity. The contract fixes the amount of annual payments for the capacity, which can be adjusted only at Exelon's request for the first 20 years. Rate adjustments at the request of either party are pegged to Mich Con's cost of service. The contract is perpetual, although Exelon may exercise an option to terminate it after 20 years. An independent auditor appointed by the FTC will provide oversight of the contract administration.

     Mich Con represents that the contract's fixed capacity charges are consistent with its tariffed transportation rates. Mich Con states that it is not seeking a final Commission determination on the ratemaking treatment, if any, associated with the contract. Instead, Mich Con suggests that



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such a determination should be deferred to future proceedings. Mich Con further asserts that because it is not seeking any change in the rates of other customers, the Commission may approve the contract without notice or a hearing.

Discussion

     The Commission concludes that it should approve the contract as reasonable and in the public interest. In reaching this conclusion, the Commission finds, in the absence of a reason to believe otherwise, that the parties to the contract protected their own interests and reached a mutually beneficial bargain. The Commission also finds that Mich Con should have leeway to negotiate prices and other terms as it sees fit, except when the contract provisions would violate statutes, rules, or Commission orders, would run afoul of clearly established Commission policies, would harm other ratepayers, or would otherwise detract from the public interest. On the other hand, the ratemaking treatment to be accorded to the contract is within the Commission's exclusive domain.

     The Commission further finds that other customers and the public interest are adequately protected. The primary concern in this regard is the future ratemaking treatment of the cost of providing service pursuant to the contract. The Commission has previously indicated its view on this subject in the March 23, 1995 order in Case No. U-10646 that approved contracts between Detroit Edison and General Motors Corporation, Ford Motor Company, and Chrysler Corporation and the Commission's October 25, 1995 order in Case No. U-10961 that approved a contract between Consumers Energy Company and General Motors. The Commission said that it would not make a definitive ruling on the future ratemaking effects of the contracts, but discussed the general principles that should guide future Commission action:

          [T]he contracts are the product of Detroit Edison's negotiations. It follows that Detroit Edison should assume full responsibility for negotiating the discounted



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          prices and that its shareholders should expect to absorb much, if not all, of any revenue shortfall caused by the pricing and other contract provisions that the utility negotiates. Therefore, unless Detroit Edison can make a compelling showing why a different ratemaking treatment is justified, the Commission will not permit Detroit Edison to reallocate the costs of serving contract customers to other rate-payer classes. To make a compelling showing for a different treatment, Detroit Edison would bear a substantial burden. This burden would require, at a minimum, a clear, convincing, and unequivocal demonstration either (1) that the contract prices and terms are justified on the basis of the cost of service, or (2) that the benefits for other (non-participating) ratepayers are substantial and have a value that outweighs the costs that are not recovered from the contract customers. Either showing would require support from a cost-of-service study that identifies and quantifies all costs incurred under the contracts. In addition, both showings would require Detroit Edison to demonstrate that its service provided in conjunction with the contracts has not, and will not in the future, impede the development of competition in its service territory.

March 23, 1995 order, Case No. U-10646, p. 21.

     To facilitate implementation of these protections, the Commission required Detroit Edison to treat service under the contracts as a separate rate class for purposes of cost allocation studies in future rate cases and to file annual reports showing actual contract revenues and hypothetical tariff rate revenues using the same billing determinants.

     The Commission concluded that, taken as a whole, these protections increased the incentive for the utility to negotiate for the benefit of all customers and decreased the likelihood that contract customers would be subsidized by other customers. The Commission did not find it in the public interest for a utility to negotiate contracts under the belief that the Commission would necessarily shift to other customers the full discount offered by the contracts.

     If Mich Con seeks to increase other customers' rates as a result of the contract, it is on notice that the principles discussed in the March 23, 1995 order in Case No. U-10646 and the October 25, 1995 order in Case No. U-10961 should apply. Furthermore, Mich Con will be required to account



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for the contract as a separate rate class in future cost of service studies and to report the revenue and volumes associated with the contract separately in its annual report to the Commission.

     After review of the application and special contract, the Commission finds that the contract is reasonable and in the public interest.(1) Because the contract does not increase any customer's rates nor increase the cost of service, the Commission may approve the contract without providing notice or an opportunity for a hearing, pursuant to MCL 460.6a(1); MSA 22.13(6a)(1).

     The Commission FINDS that:

     a. Jurisdiction is pursuant to 1909 PA 300, as amended, MCL 462.2 et seq.; MSA 22.21 et seq.; 1929 PA 9, as amended, MCL 483.101 et seq.; MSA 22.1311 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.; MSA 22.1 et seq.; 1939 PA 3, as amended, MCL 460.1 et seq.; MSA 22.13(1) et seq.; 1969 PA 306, as amended, MCL 24.201 et seq.; MSA 3.560(101) et seq.; and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.

     b. The contract should be approved as reasonable and in the public interest.

     c. Ex parte approval is appropriate.

     THEREFORE, IT IS ORDERED that the special contract between Michigan Consolidated Gas Company and Exelon Energy Company is approved.

------------------------

     (1)In reaching this conclusion, the Commission does not express a view on the extent to which the price established in this contract would be appropriate for any other transportation customer or in any other circumstance. The Commission concludes only that the contract, taken as a whole, should be approved.



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     The Commission reserves jurisdiction and may issue further orders as necessary.

     Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.

                                        MICHIGAN PUBLIC SERVICE COMMISSION

                                        /s/ Laura Chappelle
                                        ----------------------------------------
                                        Chairman

         ( S E A L )
                                        /s/ David A. Svanda
                                        ----------------------------------------
                                        Commissioner


                                        /s/ Robert B. Nelson
                                        ----------------------------------------
                                        Commissioner

By its action of February 14, 2001.


/s/ Dorothy Wideman
--------------------------------------
Its Executive Secretary



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